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                                                                    EXHIBIT 99.2

                               STATE OF MICHIGAN
                            DEPARTMENT OF COMMERCE
                               INSURANCE BUREAU


                     Before the Commissioner of Insurance




In the matter of a disclaimer
by Tracinda Corporation with
respect to its acquisition of an                       Order No. 95-368-M
additional 14 million shares of
the common stock of Chrysler
Corporation

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                              Issued and entered
                          this 8th day of August 1995
                              by D. Joseph Olson
                           Commissioner of Insurance

                             SECOND ORDER AMENDING
                            APPROVAL OF DISCLAIMER

On June 27, 1995, the commissioner of insurance ("commissioner") issued in this matter his Order Approving Disclaimer ("Order"). The approval of the disclaimer allowed Tracinda Corporation ("Tracinda") to acquire an additional 14 million shares of the common stock of Chrysler Corporation ("Chrysler") without securing the approval of the commissioner.

The commissioner approved the disclaimer based upon his conclusion that Tracinda would not, by its acquisition of the additional stock, obtain control of Chrysler Corporation or the Michigan domestic insurers that it owns. The additional shares would raise Tracinda's percentage of ownership of the outstanding shares of Chrysler common stock to approximately 13.5%.

At Tracinda's request, the Commissioner issued on July 24, 1995, his Order Amending Approval of Disclaimer. This amending order provided that the scope of the approval was strictly limited to Tracinda's proposed acquisition of up to 14.99% of Chrysler common stock.

By a letter dated August 7, 1995, Tracinda requested an additional amendment as follows:

          We hereby request that you amend your Order Approving Disclaimer dated June 27, 1995, and order Amending Approval of Disclaimer dated July 24, 1995, to permit Tracinda Corporation ("Tracinda")
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Tracinda Order
August 8, 1995
Page 2

              and/or Kirk Kerkorian, to individually or collectively purchase up to 14.99 percent of Chrysler's common stock by any lawful means rather than limiting that approval to Tracinda purchasing those shares pursuant to its tender offer. As you know from our previous discussion, Mr. Kerkorian is the sole owner of Tracinda.

              Each of the representations and agreements made by Tracinda in its June 26, 1995, and July 24, 1995, letters to you, together with the terms and conditions of your June 27, 1995, and July, 1995, Orders remain in effect and are reaffirmed by Tracinda as part of this request.

All of the reasons that are set forth in the Order for concluding that Tracinda would not obtain control of Chrysler by acquiring 14.99% of the common stock of Chrysler are equally persuasive for concluding that control will not be established whether that 14.99% of stock is owned by Tracinda, Kirk Kerkorian, or Tracinda and Kirk Kerkorian. It is thus appropriate to further amend the Order to reflect this conclusion.

Therefore, it is ORDERED that:

       1. The first sentence of Paragraph 1 of Part IV of the Order is amended to read as follows: The scope of this approval is strictly limited to Tracinda's, Kirk Kerkorian's, or Tracinda's and Kirk Kerkorian's collective acquisition of up to 14.99% of Chrysler common stock.

       2. Apart from this amendment, all previous restrictions, terms, conditions, representations, and agreements respecting the Order continue in full force and effect.


                                             /s/ D. Joseph Olson
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                                             D. Joseph Olson
                                             Commissioner of Insurance